

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 30, 2008

Mr. Pat Obara
Chief Financial Officer
Uranium Energy Corp.
9801 Anderson Mill Rd., Suite 230
Austin, Texas 78750

> **Re:** **Uranium Energy Corp.**
> **Form 10-KSB/A for the Transition Period Ended July 31, 2007**
> **Form 10-QSB for the Fiscal Quarter Ended October 31, 2007**
> **Form 10-QSB for the Fiscal Quarter Ended January 31, 2008**
> **Response Letter Dated May 16, 2008**
> **File No. 1-33706**

Dear Mr. Obara:

     We have reviewed your filings and response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Draft Form 10-KSB/A3 for the Transition Period from January 1, 2007 to July 31, 2007

General

1.   Please submit your letter of correspondence to us dated May 16, 2008 on EDGAR.

2.   The comments written on your transition report may also apply to your interim reports for the periods ended October 31, 2007 and January 31, 2008; and comments on your periodic reports may also apply to your registration statement.

Please ensure that any revisions are handled consistently and appropriately in these various filings.

3.   We note the explanatory paragraph at the forefront of your document, describing the revisions to your financial statements. The revisions you have proposed to information about your disclosure controls and procedures on page 84, and added details of subsequent events on page 81, may also be referenced in this disclosure.

Financial Statements

Audit Reports

4.   Please obtain updated audit reports from your independent accountants for the periods covered by your document and include them in your next filing.

Note 5 – Mineral Exploration Properties, page 71

Goliad Property, page 72

5.   We note your disclosure stating that you made cash payments of $200,000 and issued 3,000,000 post-split restricted common shares "at a fair value of $0.33 per share" for an option to acquire certain mineral property leases in Texas, which you refer to as the "Moore Option." Please address the following points:

(a)   We note in your option agreement filed on October 25, 2005, the arrangement called for the issuance of 2,000,000 shares at $0.50 per share, rather than 3,000,000 shares at $0.33 per share. Please provide us with copies of any amendments made to this agreement; identify the documents to which you have filed these as exhibits, or explain why they have not been filed; and explain how the terms of the agreements reconcile to your disclosure.

(b)   Tell us how the payments you describe as having been made as of July 31, 2007 reconcile to the $8,212,457 in capitalized costs presented in your table in Note 6, and explain why this would not be apparent from your disclosure.

(c)   We note your disclosure in Note 8 stating that of the 3,000,000 shares, 750,000 were issued at a fair value of $7.16 per share. Tell us whether the other 2,250,000 shares were issued at $0.33, as suggested by your disclosure in Note 5, or some other amount; and explain the logic underlying your accounting methodology. Also identify the authoritative literature you relied upon in valuing these shares, and describe the circumstances under which separate issuances occurred.

6.   We understand from your disclosure under this heading and from the table of "Acquisition Costs by Property at July 31, 2007," provided in your letter to us dated April 2, 2008, that you are including the costs of databases acquired and landwork in your capitalized costs of mineral properties on your balance sheets.

Given that guidance in paragraph 9 of EITF 04-2 requires separate disclosure of costs capitalized for mineral rights, as defined in paragraph 5 of that Issue, tell us why you believe these costs are appropriately aggregated with those of your mineral rights, if that is your view. If the databases are not mineral rights, it would seem you would need to have a separate policy governing the capitalization and amortization of these costs.

Please also tell us the amount of costs being capitalized as "landwork" and describe the nature of this activity sufficiently to understand how this compares to activity that would ordinarily be characterized as exploration, for which costs would be expensed.

Note 6 – Properties and Equipment, page 74

7.   Please provide details about your disclosures in Note 5 sufficient to understand how that information reconciles to the amounts appearing in your Mineral Properties tabulation under this heading.

Note 12 – Change in Fiscal Year, page 81

8.   We note that you present comparative figures for the seven months ended July 31, 2006 of net loss, basic and diluted loss per share, and weighted average number of shares outstanding, basic and diluted. You are also required to disclose figures of revenue, gross profit, income taxes, and loss from continuing operations, for the comparable transition period of the prior year, in accordance with Rule 13a-10(b) of the Exchange Act.

Draft Form 10-QSB/A1 for the Fiscal Quarter Ended January 31, 2008

Note 13 – Restatement, page 19

9.   We note that the restated balance of properties and equipment in the amount of $3,867,890, in your table labeled the seven months ended July 31, 2007, does not

        agree to the related amount on your balance sheet. Please resolve this discrepancy.

Controls and Procedures, page 32

10.   We note your disclosure stating your principal officers conducted an evaluation of your disclosure controls and procedures as of the end of the period covered by your quarterly report, and based on that evaluation, they have concluded that disclosure controls and procedures are effective. However, since you determined that a material weakness existed in your internal controls over financial reporting as at July 31, 2007 (with respect to the detection, valuation, and recording of impairments in long-lived assets) subsequent to filing your interim report for the period ended January 31, 2008, it is unclear why you would not need to revisit your disclosures under this heading; and the corresponding representations in your interim report for the period ended October 31, 2007.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                  Sincerely,

                                  Karl Hiller
                                  Branch Chief